NEUROTROPE, INC.

50 Park Place, Suite 1401

Newark, New Jersey 07102

Tel (973) 242-0005

February 10, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jeffrey P. Riedler, Assistant Director

Re:	Neurotrope, Inc. Registration Statement on Form S-1 File No. 333-200664

Dear Mr. Riedler:

Neurotrope, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-1 (the “Filing”) to Thursday, February 12, 2015, at 5:00 p.m., or the earliest practical time thereafter.

In connection with this request, the Company, through the undersigned officer, hereby acknowledges the following:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

3.	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company, through the undersigned officer, further acknowledges that this request for acceleration of the effective date of the Filing will confirm that the Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Filing.

United States Securities and Exchange Commission

Attention: Jeffrey P. Riedler, Assistant Director

February 10, 2015

We request that such effectiveness be confirmed in writing.

Thank you for your prompt attention to this request.

Very truly yours,

Neurotrope, Inc.

By:	/s/ Charles S. Ramat
	Name:	Charles S. Ramat,
	Title:	President and Chief Executive Officer